Filed by Motion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Motion Acquisition Corp.

Related Registration Statement File No. 333-257681

© 2021 All Rights Reserved – DocGo Investor Presentation February 2021 Investor Presentation October 2021 WHERE TELEHEALTH STOPS, WE GO

Disclaimer

This presentation contemplates a business combination pursuant to a merger agreement, by and among Ambulnz Inc. (dba "DocGo"), Motion Acquisition Corp. ("Motion"), and a wholly owned subsidiary of Motion, dated as of March 9, 2021. This presentation discusses the proposed business combination and does not purport to be all-inclusive or to give you any legal, tax or financial advice. This presentation does not constitute or involve, and should not be taken as constituting or involving, the giving of any investment advice, the making of any representation, warranty or covenant whatsoever, or as a recommendation with respect to the voting, purchase or sale of any security or as to any other matter by DocGo, Motion or any other person.

Although the information contained herein is believed to be accurate, DocGo and Motion, as well as each of their respective directors, officers, shareholders, members, partners and representatives, expressly disclaim liability for, and makes no expressed or implied representation or warranty with respect to, any information contained in or omitted from this presentation, or any other information or communication (whether written or oral) transmitted to any prospective investor. Only those representations and warranties made in a definitive agreement with any person shall have any legal effect.

This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between DocGo and Motion or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Motion, any company forming a part of DocGo or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should make their own independent investigation of DocGo and Motion before investing in any securities.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE PERFORMANCE.

Use of Projections and Financial Information

This presentation contains financial forecasts relating to the anticipated future financial performance of the proposed combination of DocGo and Motion and are subject to risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of DocGo and Motion with respect to, among other things, general economic, market, interest rate and financial conditions, the availability and cost of capital for future investment, and competition within DocGo's markets. The projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information or generally accepted accounting principles in the United States of America ("GAAP").

None of the assumptions underlying the projections may be realized, and they are inherently subject to significant business, economic and competitive uncertainties and risks, all of which are difficult to predict and many of which are beyond the control of DocGo and Motion. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may materially differ. Furthermore, while all projections are necessarily speculative, DocGo and Motion believe that prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context.

For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of the information set forth below should not be regarded as an indication that the projections will be an accurate prediction of future events, and they should not be relied on as such. Neither DocGo nor Motion or any of their respective affiliates, advisors or other representatives has made, or makes, any representation to any stockholder or prospective investor regarding the information contained in the projections and, except as required by applicable securities laws, neither DocGo nor Motion intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

Non-GAAP Financial Information

This presentation also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with GAAP, such as Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA. As a result, such information may not conform to SEC Regulation S-X and may be adjusted and presented differently in Motion's filing with the SEC. Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures are subject to significant inherent limitations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. This information may be presented differently in future filings by the company with the SEC.

© 2021 All Rights Reserved – DocGo
2

Disclaimer *(cont'd)*

Market and Industry Data

Market data and industry data used throughout this presentation is based on information derived from third party sources, the knowledge of the management teams of DocGo and Motion regarding their respective industries and businesses and respective management teams' good faith estimates. While management of DocGo and Motion believe that the third party sources from which market and industry data has been derived are reputable, DocGo and Motion have not independently verified such market and industry data, and you are cautioned not to give undue weight to such market and industry data.

Additional Information and Where to Find It

This presentation relates to a proposed business combination between DocGo and Motion, as further described in that certain definitive proxy statement/consent solicitation/prospectus filed with the SEC on October 14, 2021, and certain related documents, to be used at the meeting of Motion stockholders to approve the proposed business combination and related matters. **Investors and security holders of Motion are urged to read the definitive proxy statement/consent solicitation/prospectus, accompanying registration statement, and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about DocGo, Motion, and the proposed business combination.** The definitive proxy statement/consent solicitation/prospectus will be mailed to Motion stockholders of record as of September 9, 2021. Investors and security holders are able to obtain free copies of the registration statement, the definitive proxy statement/consent solicitation/prospectus and all other relevant documents filed or that will be filed with the SEC by Motion, once such documents are filed, through the website maintained by the SEC at www.sec.gov. The documents filed by Motion with the SEC also may be obtained free of charge at Motion's website at https://motionacquisition.com or upon written request to Motion's counsel, Graubard Miller, 405 Lexington Avenue, New York, NY 10174.

Solicitation Participants

DocGo and Motion and their respective officers and directors, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Motion's stockholders in connection with the proposed business combination. Prospective investors may obtain more detailed information regarding the names and interests in the proposed business combination of such individuals in Motion's filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

Certain statements included in this presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity.

These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of DocGo's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DocGo and Motion. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. Further, these forward-looking statements are subject to a number of risks and uncertainties, including: the conditions to the completion of the merger, including the required approval by DocGo's and Motion's stockholders, may not be satisfied on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing and completion of the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the approval by Motion's stockholders of an amendment to Motion's organizational documents to extend the date by which Motion must complete its initial business combination in order to have adequate time to close the proposed business combination; the outcome of any legal proceedings that may be instituted against Motion related to the merger or the merger agreement; and the amount of the costs, fees, expenses and other charges related to the merger; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to DocGo; DocGo's ability to successfully expand its service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in the registration statement, definitive proxy statement/consent solicitation/prospectus, and other documents filed, or to be filed, by Motion with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DocGo nor Motion presently know or that DocGo and Motion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DocGo's and Motion's expectations, plans or forecasts of future events and views as of the date of this presentation. DocGo and Motion anticipate that subsequent events and developments will cause DocGo's and Motion's assessments to change. However, while DocGo and Motion may elect to update these forward-looking statements at some point in the future, DocGo and Motion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing DocGo's and Motion's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

© 2021 All Rights Reserved – DocGo
3

Disclaimer *(cont'd)*

Forward Looking Statements (cont'd)

Any financial projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond DocGo's and Motion's control. While all projections are necessarily speculative, DocGo and Motion believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this presentiton should not be regarded as an indication that DocGo and Motion, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events.

This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Motion and is not intended to form the basis of an investment decision in Motion. All subsequent written and oral forward-looking statements concerning DocGo and Motion, the proposed business combination or other matters and attributable to Motion, DocGo, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Cautionary Statement Regarding Preliminary Estimated Results

The financial results for DocGo's third quarter ended September 30, 2021 (as seen on Slide 25 and referenced throughout the presentation) are preliminary, unaudited and subject to finalization. They reflect DocGo management's current views and may change as a result of DocGo's further review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results should not be viewed as a substitute for full quarterly financial statements and accompanying footnotes prepared in accordance with GAAP. Motion and DocGo caution you that these preliminary results are not guarantees of future performance or outcomes, and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see "Cautionary Statement Regarding Forward-Looking Statements" above.

The preliminary third quarter financial results have been prepared by, and are the responsibility of, DocGo's management. DocGo's independent registered public accounting firm has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information, and does not express an opinion or any other form of assurance with respect thereto.

Other Disclaimers

No representation or warranty, express or implied, can be made or is made by DocGo or Motion as to the accuracy or completeness of any such information. Except where otherwise indicated, this presentation speaks as of the date hereof and is necessarily based upon the information as of the date hereof, all of which are subject to change. DocGo and Motion have no obligation to update, bring-down, review or reaffirm this presentation. Under no circumstances should the delivery of this presentation imply that any information or analyses included in this presentation would be the same if made as of any other date. Nothing contained in this presentation is, or shall be relied upon as, a promise or representation as to the past, present or future.

This presentation provides summary information only and is being delivered solely for informational purposes. The recipient of this presentation acknowledges that:

- DocGo and Motion do not provide legal, tax or accounting advice of any kind.
- It is not relying on DocGo or Motion for legal, tax or accounting advice, and that the recipient should receive separate and qualified legal, tax and accounting advice in connection with any transaction or course of conduct.
- Nothing contained herein shall be deemed to be a recommendation from DocGo or Motion to any party to enter into any transaction or to take any course of action.
- This presentation is not intended to provide a basis for evaluating any transaction or other matter.
- Neither DocGo nor Motion shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with this presentation.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OR SOLICITATION OF ANY SECURITIES.

© 2021 All Rights Reserved – DocGo
4

© 2021 All Rights Reserved – DocGo Our Brand and Company Culture © 2021 All Rights Reserved – DocGo Where basic telehealth providers stop, we go. Where public health emergencies need a response, we go. Where homebound populations benefit from onsite treatment, we go. Where long waits in busy emergency rooms do more harm than good, we go. And when all reason says it can’t be done, leave well enough alone and quit while you’re ahead, we do what our Company has always done. DocGo. We go . Our Model Fulfilling the Promise of Telehealth by Enabling the “Last - Mile” Delivery of Healthcare Mobile Health Medical Mobility Solutions 5

© 2021 All Rights Reserved – DocGo DocGo at a Glance Key Highlights (a) Rating based on 300+ reviews. (b) As of Sept 2021. Leveraging a proprietary technology platform and care logistics expertise to provide high quality, efficient “last - mile” healthcare delivery services 2,578,000+ Cumulative Patient Interactions (b) 132%+ 2019 - 2021E Revenue CAGR 3,500+ Medical Clinicians (b) 830% Mobile Health 2019 - 2021E CAGR Positive and Increasing EBITDA $170 $155 FY 2021 Revenue Guidance Prior Updated Q2 9 New Markets Entered in past 12 Months (b) 4.4 / 5.0 Rating on Glassdoor (a) $260 Updated Q3 6

© 2021 All Rights Reserved – DocGo Summary Progress Report Since Transaction Announcement in March 2021 7 $155mm 2021E Revenue Guidance $6mm 2021E Adjusted EBITDA Guidance Presence in 23 Markets in the US and 1 internationally 1,700+ healthcare clinicians $72 million in Mobile Health contracts Where we were: $260mm 2021E Revenue Guidance (68% increase) $10mm Adjusted EBITDA Guidance (67% increase) Presence in 28 Markets in the US and 1 internationally (new markets: MI,LA,AZ,MD,WA) 3,500+ healthcare clinicians >$135 million in Mobile Health contracts Where we are today:

© 2021 All Rights Reserved – DocGo Where Traditional Care Stops, DocGo Keeps Going Traditional Care  Patients are restricted by outdated logistics and expensive transportation solutions  Limited options to get treated at home or on - site  Current telehealth offerings do not provide immediate in - person care or follow - up as needed DocGo Mobile Health Solution x Mobility solutions that are enabled by highly coordinated and efficient logistics capabilities x Mobile Health offering goes far beyond traditional telehealth capabilities, delivering true “last - mile” services x Unique solution set plugs seamlessly into existing care ecosystem Mobile Health Medical Mobility Traditional Care vs. Mobile Health 8

© 2021 All Rights Reserved – DocGo Delivering Value Across the Healthcare Ecosystem Providers x Superior service x Economic value proposition Patients x More convenient x Better experience Payers x Lower cost x Members access cost - effective care Healthcare Professionals x More satisfaction x Better incentives 9

© 2021 All Rights Reserved – DocGo Illustrative Customers, Partners & Projects Tailored Go - to - Market for each Customer Segment Health Systems Enterprise / Corporates Government 10

© 2021 All Rights Reserved – DocGo Demonstrated History of Growth ($ millions) Revenue (a) Represents funding at inception. 2017A 2018A 2016A 2019A 2020A Launched in NY 2017 Raised $40mm Launched in UK, Entered into agreements with UCHealth and HCA 2018 Entered into agreements with Fresenius and Jefferson 2019 Raised $91mm 2016 Raised $10mm (a) 2020 Launched in California V1 Software Launch V2 Software Launch Entered into Mobile Health Partnership with RXR, Launched 12 new markets Launched HealthPoint V3 Software Launch Launched Mobile Health business YTD 2021A Revenue 2021E 2021 Pending SPAC combination with MOTN Launched in 6 new markets Launched SHOW program V2 HealthPoint 11 $11 $31 $40 $48 $94 $193 $260 2016A 2017A 2018A 2019A 2020A 2021E

© 2021 All Rights Reserved – DocGo Purpose - Built Technology Platform For Patients and Families Core Functionality and Benefits x Streamlined ordering process to reduce burden on staff x Integration of electronic health records x Easy ordering with no manual information transfer x Real - time visibility into transport status and ordering x Fully integrated with bed management systems x Predictive resource allocation to estimate patient discharge Two apps. One location - based dispatch system. Connected. For Care Providers For Facilities For Peace of Mind 12

Fully-Integrated Front- and Back-End Tech

DOCGO

Multi-modal Software to Better Coordinate Care

2 min **EASY ORDERING**
- Digital requesting via Web, Mobile, Epic, Allscripts, Mobile Care Connect and Central Logic

100% **TOTAL TRANSPARENCY**
- Integrated systems providing tracking for hospital staff, receiving facility and family members

1 Call **DEDICATED SUPPORT LINE**
- A human being in seconds



Modern Architecture and Design

EHR INTEGRATION
- Integrated with leading EHR providers enhances functionality & billing/collections

Epic Allscripts

MACHINE LEARNING / AI
- State-of-the-art system with proprietary AI-powered algorithms
- Proprietary artificial intelligence-based scheduling (CAD) system with Google traffic data

SHARELINK™
- ShareLink™ technology provides hospitals, patients and their caregivers real-time vehicle location, accurate ETAs and peace of mind

HIPAA COMPLIANT
- Designed for managing sensitive healthcare data

Our digital platform is fully integrated with industry standard EHR providers and enables a seamless care logistics experience throughout the patient journey

© 2021 All Rights Reserved – DocGo

13

Segment Overview – Medical Mobility

DOCGO

AMBULNZ MEDICAL MOBILITY SOLUTIONS

ambulnz



- Provides on-demand patient transfer solutions between clinical settings
- Partnerships with Fresenius, Jefferson, UCHealth and Northwell
- 300+ fleet of vehicles include ambulances, wheelchair vans and sedan to accommodate each unique request
- Proprietary algorithm and clinical system integration optimize patient transfers



Medical Mobility Revenue
($ millions)
59% CAGR
$46
$63
$87
$184
2019A
2020A
2021E
2022E

© 2021 All Rights Reserved – DocGo

14

Telemedicine is Just Talk – Mobile Health is Hands On

DocGo. We're There.

Leveraging Advanced, Mobile Technologies to Deliver Robust Services

Vaccinations	Bloodwork	IV Hydration	Wound Care	Oral Medicine Administration	Mobile Imaging	EKG







For Patients…

- ✓ At home treatment is convenient, comfortable and results in an improved patient experience
- ✓ Accessibility to health professionals promotes better patient compliance with discharge treatment plans
- ✓ More focused care reduces unnecessary hospital readmissions

For Providers…

- ✓ DocGo employed clinicians, consisting of paramedics and EMTs, can provide care at a lower cost than LPNs/LVNs or physicians
- ✓ Reduces overall healthcare costs by preventing unnecessary flow of patients into healthcare facilities

Note: EMT = Emergency Medical Technician, LPN = Licensed Practical Nurse, LVN = Licensed Vocational Nurse.

© 2021 All Rights Reserved – DocGo

15

Overview of Mobile Health Services

DOCGO

Bedside Procedures

- Rapid testing (blood work, including routine tests like Coumadin levels, Pregnancy, Strep, Urinalysis, Viruses (COVID-19, HIV))
- Pre-op testing
- Pulse oximetry
- Ultrasound
- Wound Care

Cardiac

- Blood pressure monitoring
- Cardiac monitoring
- Echocardiogram
- Electrocardiogram (EKG)

Medications (Oral and IV)

- 30+ oral medications available, including antibiotics and anti-nausea medications
- Asthma treatments
- Intravenous fluids

Preventative Care

- Vaccinations (Influenza, Hepatitis, Pneumonia, Tetanus)
- Medicine reconciliation
- Physicals (school, sports)

Mobile Health is hands on. Delivering on the promise and potential of telemedicine.

~68k
2020 Patient Interactions

~250k
2021E Patient Interactions

~$125
2021E Revenue per Interaction

~50%
2021E Gross Margin

© 2021 All Rights Reserved – DocGo

16

© 2021 All Rights Reserved – DocGo $2 $2 $43 $105 2019A 2020A 2021E 2022E Segment Overview – Mobile Health MOBILE HEALTH SOLUTIONS - Provided mobile health services to multiple clients including Uber, HBO, NFL, GoodRx, and the state of New York - Working together with licensed medical practitioners, we facilitate in - person services and follow - up treatment where a traditional doctor’s visit is not necessary - Services include bedside procedures, preventative care, medicine administration, monitoring and various vaccinations - Utilizes existing medical employees to deliver services at a lower cost - 2021E Mobile Health Revenue of $43mm excludes COVID - 19 testing revenues Mobile Health Revenue ($ millions) 17 274% CAGR

Case Study: Department of Homeless Services

DOCGO

Growing relationship with city agency, working with licensed practitioners to facilitate vital medical treatment to a traditionally underserved population

*Consistent business growth across **Mobile Health and Medical Transportation** business lines*

Programs promote access to quality care and equitable distribution of medical treatment

*Relationship has led to **additional contracts** with city agencies*

~175 homeless shelters
Across the city

~19,000 shelter residents
Opportunity to provide additional medical services

Over 550,000 US homeless[(a)]
Significant opportunity for service expansion to other markets

Sep 2021 – Added six roving street teams, 8 social workers, and **additional clinical services**

Jul 2021 – Added three additional Street Mobile Units and two **Ambulance standby units**

Jun 2021 – **Expanded to 16 medical teams** servicing shelters, began administering HEP-A vaccines

Apr 2021 – Launched three **Street Mobile Units**, providing expanded medical services to street homeless

Feb 2021 – **Expanded** to 11 medical teams, added COVID vaccinations

Jun 2020 – Signed **contract** with city for five medical teams to provide COVID testing at homeless shelters

a) According to National Alliance to End Homelessness

© 2021 All Rights Reserved – DocGo

18

© 2021 All Rights Reserved – DocGo Our Footprint and Reach Our Footprint Operating in 28 US states and the UK Licensed to operate in 29 states; licenses pending in 21 additional states <1% market penetration today Mobile Health Only Medical Mobility and Mobile Health Medical Mobility Only 19

Quality Employed Clinicians

DOCGO

2,400+ highly trained clinicians

Employed mobile clinicians consisting of

- EMTs (2,100+)
- Paramedics (230+)
- Nurses & RTs (79+)

Employed, Not Contracted

Revolutionary pay package elevates employees far above the national average with added benefits

- Medical insurance
- Performance bonus
- Paid time off
- Equity incentive plan to earn ownership in Ambulnz

✓ Improved patient care

✓ Improved loyalty to company

✓ Improved employee NPS

✓ Improved facility NPS

✓ Improved insurance rates

glassdoor 4.4



© 2021 All Rights Reserved – DocGo

20

© 2021 All Rights Reserved – DocGo Network Effect Drives Efficiencies of Scale (a) May enter certain markets before ambulance operations, based on consumer demand . Highly Replicable Go - to - Market Strategy Develop Partner / Heal th System Relationship Identify attractive, high - growth market and develop relationship with anchor / potential partner Quantify Demand in the Market Leverage partnership to identify transport opportunity Build Additional Supply Roll - out additional vehicles and recruit EMTs/Paramedics to capture demand across network of hospitals and other facilities Deploy Mobile Health Services Use established employee base to capture incremental latent supply for mobile medical services in the market (a) 21

© 2021 All Rights Reserved – DocGo Significant Market Opportunity U.S. Total Addressable Market Source: McKinsey “Telehealth: A quarter - trillion - dollar - post - COVID - 19 reality” report published 5/1/20 and management estimates. $95 billion market opportunity leaving long runway for rapid growth Last - Mile Urgent Care $35 B Last - Mile Home Health Services $35 B Last - Mile Home Medication Administration $12 B Medical Transportation $13 B $95 Billion • Approx. $250B or approx. 20% of all Medicare, Medicaid & Commercial outpatient, office and home health spend could be virtual • However, approx. $80B of this spend requires some form of physical follow up that lacks a solution today • The medical transportation industry remains very fragmented and is expected to continue to grow steadily, driven by an increasingly aging population and rising prevalence of chronic diseases • Rapid acceleration in shift to virtual care driven by COVID - 19 • DocGo is active in some of the largest, most attractive markets in the U.S. with massive untapped opportunity remaining in the markets already penetrated 22

© 2021 All Rights Reserved – DocGo Attractive Financial Characteristics Revenue Growth and Visibility Scalability Profitability and Capital Efficiency 23 • Significant revenue growth opportunity with limited penetration of the total market and existing newer markets, greenfield opportunities and expansion of new services offerings • Recurring revenue with visibility from multi - year, contracted strategic partner relationships with over $500mm in contracted revenue • Diversified base of customers and strategic partnerships allowing for opportunity to upsell new products and expand geographically with existing strategic partners • Tested scalable execution model, utilizing refined process and technology allows for rapid growth into new markets and grow existing markets • Capital efficient business model through leased vehicles • Use of technology and business optimization enhances profitability, Adjusted EBITDA positive in 2021E • Expanding Gross Margins with medium - term opportunity toward 50% gross and 20% Adj. EBITDA margins

© 2021 All Rights Reserved – DocGo Strong Growth Trajectory and Margin Profile 24 (a) Free Cash Flow is defined as Adjusted EBITDA less Capital Expenditures . ($34) ($18) ($9) $6 $29 2018A 2019A 2020A 2021E 2022E $8 $13 $31 $95 $122 2018A 2019A 2020A 2021E 2022E ($29) ($16) ($7) $10 $44 2018A 2019A 2020A 2021E 2022E Revenue Gross Profit 29.5% 20.5% 94.8% 175.6% 11.5% 21.3% 27.3% 33.3% 36.5% 42.3% % growth % margin Adjusted EBITDA Free Cash Flow (a) ($ in millions) NM NM NM 3.8% 16.1% % margin NM NM NM 60.0% 65.9% % of Adjusted EBITDA $40 $48 $94 $260 $290 2018A 2019A 2020A 2021E 2022E 2022E revenues assumes no contribution from COVID - 19 testing revenue

Q3 2021 Financial Update

($ in millions)

Revenue



271% YoY
175% YoY
201% YoY
207% YoY
$13.4
$49.6
$22.5
$61.9
$26.9
$81.0
$62.8
$192.5
Q1 2020
Q1 2021
Q2 2020
Q2 2021
Q3 2020
Q3 2021
YTD 2020
YTD 2021

Adjusted EBITDA



($4.5)
$0.7
($0.2)
$2.7
($0.9)
$3.5
($5.6)
$6.9
Q1 2020
Q1 2021
Q2 2020
Q2 2021
Q3 2020
Q3 2021
YTD 2020
YTD 2021

DOCGO

Preliminary 3rd Quarter 2021 Financial Highlights and Year to Date September 30, 2021 review

- Mobile Health revenue increased 432% to +$60 million in Q3 2021, compared to $11 million in the PY Q
- Medical Mobility revenues increased 32% to +$20 million in Q3 2021, compared to $15M in the PY Q
- Excluding COVID-related testing from both periods, Q3 revenue expected to triple year-over-year
- Mobile Health revenue growth driven by several large new and expanded contracts
- Revenue guidance for the full-year 2021 increased from $170 million to $260 million
- Adjusted EBITDA guidance for the full-year 2021 increased from $6 million to $10 million

Third Quarter 2021 Business Highlights

- Hired 780 new employees in Q3 2021, total headcount at a new record of over 2,900 employees
- Launched medical transportation services in London, and mobile health services in Maryland and Michigan
- Partnered with NYC Health + Hospitals, launching largest US public flu testing program
- Drove incremental revenue from the NYC Street Health Outreach and Wellness (SHOW) program (providing Mobile Health services, such as wound care, physicals, social work services and a variety of vaccines NYC's homeless population)

© 2021 All Rights Reserved – DocGo

25

© 2021 All Rights Reserved – DocGo Key Takeaways Significant market and growth opportunity with limited current market penetration Early stages of accelerating recurring revenue growth Unique value proposition to healthcare systems and patients Defensible competitive advantages in technology / network Mission - driven company with experienced founder - led management Highly attractive financial profile with significant operating leverage 26

Appendix

© 2021 All Rights Reserved – DocGo Estimated Transaction Sources & Uses Post - Money Valuation at Close Illustrative Post - Transaction Ownership (b) ($ in millions) ($ in millions) Sources Uses SPAC Cash in Trust $115 PIPE Investor Cash $125 Total Sources $240 Cash to Balance Sheet $205 Transaction Expenses $35 Total Uses $240 Pro forma Transaction DocGo Illustrative Share Price $10.00 Pro forma Shares Outstanding (a)(b) 110.5 Total Equity Value $1,105 (+) Proforma Net Debt at Close (205) Pro forma Enterprise Value $900 10% 76% 11% 3% SPAC shareholders Seller rollover PIPE shareholders SPAC sponsor (a) Assumes no redemptions of public shares and excluding warrants . (b) Does not include an aggregate 5 . 0 M seller earnout shares subject to vesting upon attainment of stock price targets ranging from $ 12 . 50 to $ 21 . 00 over periods ranging from one to five years . Excludes Motion warrants . Pro Forma Capitalization & Ownership 28

© 2021 All Rights Reserved – DocGo DocGo Healthcare Peers Virtual Care Peers Peer Group Average 2019A - 2022E Revenue CAGR 2021E Gross Profit Margin 2019A - 2022E Gross Profit CAGR 82% 57% 45% 33% 21% 57% 48% 31% 45% DocGo Oak Street Accolade One Medical Signify Hims&Hers Teladoc Amwell Peer Group Median 37% 6% 45% 17% 50% 75% 68% 38% 45% DocGo Oak Street Accolade One Medical Signify Hims&Hers Teladoc Amwell Peer Group Median 110% 96% 47% 38% 21% 69% 48% 26% 47% DocGo Oak Street Accolade One Medical Signify Hims&Hers Teladoc Amwell Peer Group Median (a) Pro forma for Iora Health acquisition . (b) 2019 figures represents standalone ACCD and exclude impact of 2 ND . MD and Plushcare acquisitions ; excludes earnout consideration associated with the 2 ND . MD acquisition . (c) Excludes pro forma financials for 2 ND . MD and Plushcare acquisitions . (d) Pro forma for Livongo Health acquisition . Source : Company information, FactSet . Market data as of 11 - October - 21 . (d) (d) Comparable Company Benchmarking (b) (b) (c) 29 (a) (a) (a)

© 2021 All Rights Reserved – DocGo DocGo Healthcare Peers Virtual Care Peers Peer Group Median EV/2021E Revenue EV/2021E Gross Profit EV/2022E Revenue EV/2022E Gross Profit 3.5x 6.8x 9.3x 4.4x 5.2x 5.6x 11.3x 5.9x 5.9x DocGo Oak Street Accolade One Medical Signify Hims&Hers Teladoc Amwell Peer Group Median 3.1x 4.4x 6.9x 3.4x 4.4x 4.4x 8.8x 4.5x 4.4x DocGo Oak Street Accolade One Medical Signify Hims&Hers Teladoc Amwell Peer Group Median 9.5x 20.6x 26.4x 10.5x 7.5x 16.5x 15.5x 16.0x DocGo Oak Street Accolade One Medical Signify Hims&Hers Teladoc Amwell Peer Group Median 7.4x 42.2x 14.9x 16.7x 8.8x 6.6x 12.7x 10.9x 12.7x DocGo Oak Street Accolade One Medical Signify Hims&Hers Teladoc Amwell Peer Group Median Note : Excludes multiples > 100 . 0 x . (a) EV represents enterprise value at announcement ; assumes no redemptions and share price of $ 10 . (b) Pro forma for Iora Health acquisition . (c) Excludes pro forma financials for 2 ND . MD and Plushcare acquisitions . Source : Company information, FactSet . Market data as of 11 - October - 21 . Comparable Company Benchmarking (cont’d) 2021E Multiples 2022E Multiples NM (c) (c) 30 (b) (b) (a) (a) (a) (a)